Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-197468 on Form S-8 of our report dated February 20, 2015 (July 2, 2015 as to the effects of the acquisitions described in Notes 1 and 2 to the consolidated financial statements), relating to the consolidated financial statements of NextEra Energy Partners, LP and subsidiaries (NEP) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the basis of presentation of the consolidated financial statements related to 1) the period prior to the initial public offering, and 2) the acquisitions of Palo Duro and Shafter), appearing in this Current Report on Form 8-K of NEP dated July 2, 2015.

DELOITTE & TOUCHE LLP

Boca Raton, Florida
July 2, 2015